JONES ENERGY HOLDINGS, LLC

JONES ENERGY FINANCE CORP.
807 Las Cimas Parkway, Suite 350
Austin, Texas 78746

January 8, 2016

Via EDGAR and Overnight Mail

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: H. Roger Schwall

Re:                             Request for Acceleration of Effectiveness of Jones Energy Holdings, LLC and Jones Energy Finance Corp.’s Registration Statement on Form S-4 (File No. 333-208095) initially filed on November 18, 2015

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jones Energy Holdings, LLC, a Delaware limited liability company (the “Company”) and Jones Energy Finance Corp., a Delaware corporation (together with the Company, the “Issuers”), hereby request that the effectiveness of their Registration Statement on Form S-4 (File No. 333-208095) (as amended, supplemented or otherwise modified prior to the date hereof, the “Registration Statement”) be accelerated so that the Registration Statement will become effective on January 12, 2016 at 9:00 a.m. Eastern Time, or as soon thereafter as practicable.

In connection with making this request, the Issuers acknowledge that:

(i)            should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)          the Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature on following page]

Very truly yours,

JONES ENERGY HOLDINGS, LLC
JONES ENERGY FINANCE CORP.

By:	/s/ Robert J. Brooks
Robert J. Brooks
Executive Vice President and Chief Financial Officer